Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816

May 5, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 4561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hugh Fuller

Re:  Monster Offers
     Amendment No. 3 to a Form SB-2 on Form S-1/A
     Filed on April 14, 2008
     File No. 333-148686

Dear Mr. Fuller:

On behalf of Monster Offers (the "Company"), we are transmitting for filing Amendment No. 4 (the "Amendment") to the Form SB-2 Registration Statement on Form S-1/A, File No. 333-148686 (the "Registration Statement"). The Amendment is being filed in response to comments received from the staff (the "Staff") of the U. S. Securities and Exchange Commission by letter, dated April 30, 2008, with respect to the Registration.

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement Amendment.

General
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1.  As we indicated in our letter dated March 18, 2008, it appears that the spin-off of the shares of Monster Offers to the shareholders of Tropical PC is not consistent with the Division's views set forth in Staff Legal Bulletin No. 4 (CF), regarding section 5 of the Securities Act of 1933 as applied to spin-offs. It appears that Monster Offers was therefore required to register the spin-off under the Securities Act of 1933. Please revise your prospectus disclosure to further describe the Securities Act implications of the unregistered spin-off of Monster Offers shares. In addition risk factor disclosure, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, and provide appropriate disclosure in Management's Discussion and Analysis.

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RESPONSE:  Please see additional disclosures on page F-11 of financial footnotes and page 27 under Management's Discussion and Analysis.


Mr. Fuller, we want to thank you for your help and guidance throughout this comment process. We appreciate the time you have spent reviewing our Registration Statement. If you are satisfied with our response to this comment letter, we respectfully request that you process our request for effectiveness we submitted on April 24, 2008.


Respectfully yours,

Monster Offers

By:   /s/ Nate Kaup
---------------------------------
          Nate Kaup
          Chief Executive Officer





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